Exhibit 12.1

ALLIANT ENERGY CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended
	June 30,		Years Ended Dec. 31,
	2012	2011	2011	2010	2009	2008	2007
	(dollars in millions)
EARNINGS:
Net income from continuing operations attributable to
Alliant Energy Corporation common shareowners	$104.8	$122.3	$323.1	$291.5	$111.6	$265.8	$415.7
Income tax expense (benefit) (a)	44.5	11.2	69.0	147.6	(6.8)	130.6	249.9
Subtotal	149.3	133.5	392.1	439.1	104.8	396.4	665.6
Fixed charges as defined	103.3	103.5	208.4	215.4	199.7	185.2	184.6
Adjustment for undistributed equity earnings	(3.2)	(3.6)	(7.0)	(5.9)	(6.7)	(6.1)	(7.8)
Less:
Interest capitalized	3.2	—	2.7	—	—	—	—
Preferred dividend requirements of subsidiaries
(pre-tax basis) (b)	11.0	11.3	22.0	27.6	17.7	27.3	29.5
Total earnings as defined	$235.2	$222.1	$568.8	$621.0	$280.1	$548.2	$812.9

FIXED CHARGES:
Interest expense	$77.5	$80.9	$158.3	$162.8	$154.8	$125.8	$116.7
Interest capitalized	3.2	—	2.7	—	—	—	—
Estimated interest component of rent expense	11.6	11.3	25.4	25.0	27.2	32.1	38.4
Preferred dividend requirements of subsidiaries
(pre-tax basis) (b)	11.0	11.3	22.0	27.6	17.7	27.3	29.5
Total fixed charges as defined	$103.3	$103.5	$208.4	$215.4	$199.7	$185.2	$184.6

Ratio of Earnings to Fixed Charges (c)	2.28	2.15	2.73	2.88	1.40	2.96	4.40

(a) Includes net interest related to unrecognized tax benefits.

(b) Preferred dividend requirements of subsidiaries (pre-tax basis) are computed by dividing the preferred dividend requirements of subsidiaries by one hundred percent minus the respective year-to-date effective income tax rate.

(c) The ratio calculation in the above table relates to Alliant Energy Corporation's continuing operations.